

October 24, 2013

<u>Via Email</u>
Eric Vetter
President
Unwired Planet, Inc.
170 South Virginia Street, Suite 201
Reno, Nevada 89501

> **Re:** **Unwired Planet, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 7, 2013**
> **File No. 333-191605**

Dear Mr. Vetter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In response to comment 1 of our letter dated July 26, 2013 in connection with the registration of a rights offering on Form S-3 (File No. 333-189698), you represented that the company did not believe that Indaba Capital Fund, L.P., the standby investor in the rights offering, was an underwriter. You noted that Indaba was not acquiring the shares with a view toward distribution on behalf of the company. In light of the fact that you are now seeking to register for resale all the shares acquired by Indaba in connection with the rights offering, Indaba has held the shares for less than one month before the filing date of this registration statement, and Indaba received compensation for acting as a standby investor, it appears that this is a primary offering under Rule 415(a)(1)(x) of the Securities Act and that Indaba is distributing the securities on the company's behalf. As such, please revise to clearly identify Indaba as an underwriter in the prospectus.

Refer to Securities Act Forms Compliance and Disclosure Interpretation 214.02 available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: <u>Via Email</u>
Brian C. McPeake, Esq.
Goodwin Procter LLP